Mail Stop 6010

October 3, 2007

Sean Casey, M.D.
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway
Suite 200
Minnetonka, MN 55343

      Re: **Virtual Radiologic Corporation**
              Amendment No. 4 to Form S-1 Registration Statement
              Filed September 17, 2007
              File No. 333-136504

Dear Dr. Casey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Stock-Based Compensation

Determination of Fair Value of Our Stock Options, page 49

1. We acknowledge your responses to our previous comments 5 and 6. Please address the following additional comments:
   a. Although you indicate in your response to our previous comment 6 that you disclose the material factors causing your valuation changes from December 31, 2006 to March 31, 2007 and then to June 30, 2007, these factors are not apparent to us. To illustrate our concerns, it appears that your common stock values per share before any lack of liquidity discount factor were $15.60, $13.96 and $19.23 at December 31, 2006, March 31, 2007 and June 30, 2007, respectively. Your valuation appears to decrease by 10.5% at March 31, 2007 and then increase by 37.8% at June 30, 2007. You appear to indicate that the primary cause of these value changes is the increased weighting of the "market approach" versus the "income approach" and your sale of common stock in April 2007 and your current estimated offering price. It is unclear why the use of differing valuation approaches should result in materially differing valuations. It is also unclear what business milestones or accomplishments you have achieved that have impacted your business metrics causing these changes. In this regard for example, it is unclear whether and to what extent the signing of new revenue generating contracts or radiologist consulting contracts has changed the assumptions underlying your valuations. Please revise your disclosure to clearly disclose the material underlying factors impacting your valuation changes. Please disclose your specific material assumptions and why you changed them.
   b. Please revise your disclosure to explain why the sale of your common stock to apparent related parties in April 2007 is evidence of the fair value of your common stock. In this regard, it appears that your April 2007 sale to current and former members of management, affiliated radiologists and existing shareholders may not be an arms-length transaction.
   c. Please revise your disclosure to clarify how you allocate enterprise value to your common and preferred stock. You indicate that inherent in the aggregate enterprise value is an allocation of that value to preferred stock and common stock as a result of establishing fair value ranges through use of the income and market approach for each class of stock. It is unclear how you utilize the income and market approach to determine a value for each class of stock when these approaches are designed to estimate enterprise value. If you utilize the probability-weighted expected return method to allocate enterprise value, please revise your disclosure to so indicate and appropriately explain how this method allocates enterprise value.

Compensation Discussion and Analysis, page 95

Employment Agreement with Sean Casey, M.D., page 102

2. Please provide an analysis explaining why you structured these terms, payout levels and vesting schedules as you have. See Item 402(b)(2) of Regulation S-K.

3. We note that Section 5(a) of the employment agreement specifies the calculation of the exercise price of the option to purchase 100,000 shares of the company's common stock. Please revise to provide this information in your filing.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' (Deficiency) Equity, page F-6

4. You disclose common stock to be repurchased and reissued. However, in your cash flow statement, you indicate that you have repurchased and reissued these shares. Please address the following comments:
   a. Please clarify whether these shares have been repurchased and reissued as of June 30, 2007.
   b. Please revise your disclosure to indicate why you were obligated to repurchase and reissue securities or explain to us where you have made this disclosure in your filing. Please reference for us the authoritative literature you relied upon to support your accounting.
   c. Please explain to us whether you have any other obligations to repurchase any securities and your accounting for those obligations. Please reference for us the authoritative literature you relied upon to support your accounting.

Exhibits

5. We note that Exhibit 10.65 does not contain Schedule A or Schedule B which are attached to this 2007 Bonus Plan. Item 601(b)(10) of Regulation S-K requires that you file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please re-file this agreement with the schedules incorporated therein.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Daniel Rubino
       Willkie Farr & Gallagher, LLP
       787 Seventh Avenue
       New York, NY 10019
       F: 212-728-8111